Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
("Meeting")

1.            Date, Time and Place: February 10th, 2021, at 4:00 P.M., by meeting exclusively virtual (videoconference), pursuant to the item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. ("Company" or “Suzano”).

2.            Call Notice and Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman), Daniel Feffer (Vice Chairman), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Ana Paula Pessoa (Board Members), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member), Rodrigo Kede de Freitas Lima (Board Member), and Hélio Lima Magalhães (Board Member). The Executive Officers of the Company, Gabriela Moll, and Mr. Stefan Tasoko, the latter as secretary of the Meeting, also participated in the Meeting as invitees.

3.            Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mr. Stefan Tasoko was the secretary.

4.            Agenda: To resolve on: (i) the election of the members of the Company's Statutory Executive Board; and (ii) the appointment of the other Executive Officers and Functional Officers, both pursuant to Article 14 (s) of the Company's Articles of Incorporation.

5.            Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

6.            Resolutions: After analyzing and discussing the matters on the agenda, the Directors present, unanimously and without reservation, resolved:

6.1.          To approve the reelection of the following members of the Company's Statutory Executive Board for a term of office of one (01) year from February 10, 2021:

(i)	as Chief Executive Officer Mr. WALTER SCHALKA (CPF/MF (Individual Taxpayer Registration Number) No. 060.533.238-02 | ID No. 6.567.956-8 SSP/SP), Brazilian, married, engineer;

(ii)	as Executive Officer - Pulp Operations, responsible for the pulp industrial operations, engineering and energy areas, Mr. AIRES GALHARDO (CPF/MF (Individual Taxpayer Registration Number) No. 249.860.458-81 | ID No. 24.854.223-0 SSP/SP), Brazilian, married, business manager;

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 10.02.2021 at 4:00 P.M.)

(iii)	as Executive Officer – Forestry, Logistics and Procurement, responsible for the forest, logistics and procurement areas, Mr. Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JR (CPF/MF (Individual Taxpayer Registration Number) No. 910.169.166-04 | ID No. M-4.379.898 SSP/MG), Brazilian, married, engineer;

(iv)	as Executive Officer – Commercial Pulp, People & Management, responsible for the commercial operations of pulp and human resources, Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI (CPF/MF (Individual Taxpayer Registration Number) No. 650.128.445-72 | ID No. 337.977.07 SSP/SP), Brazilian, married, business manager;

(v)	as Executive Officer – New Businesses, Strategy, IT, Digital and Communication, responsible for new businesses, strategy, information technology, digital, and communication areas, Mr. CHRISTIAN ORGLMEISTER (CPF/MF (Individual Taxpayer Registration Number) No. 165.972.718-90 | ID No. 15.528.591-9 SSP/SP), Brazilian, married, production engineer;

(vi)	as Executive Officer - Research & Development, responsible for the research and development areas, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI (CPF/MF (Individual Taxpayer Registration Number) No. 563.952.646-72 | ID No. M-341408 SSP/MG), Brazilian, married, engineer;

(vii)	as Executive Officer - Finance and Investor Relations, responsible for the finance and investor relations areas, and, as from August 1st 2021, also for the legal area, Mr. MARCELO FERIOZZI BACCI (CPF/MF (Individual Taxpayer Registration Number) No. 165.903.168-05 | ID No. 18.153.504 SSP/SP), Brazilian, divorced, business manager.

6.2.          Due to the approval of resolutions 6.1 above, the composition of the Statutory Executive Board shall be as follows: (i) Mr. WALTER SCHALKA, as Chief Executive Officer; (ii) Mr. AIRES GALHARDO, as Executive Officer - Pulp Operations; (iii) Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, as Executive Officer – Forestry, Logistics and Procurement; (iv) Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer – Commercial Pulp, People & Management; (v) Mr. CHRISTIAN ORGLMEISTER, as Executive Officer – New Businesses, Strategy, IT and Communication; (vi) Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer - Research & Development; and (vii) Mr. MARCELO FERIOZZI BACCI, as Executive Officer - Finance and Investor Relations.

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 10.02.2021 at 4:00 P.M.)

6.2.1.     It is recorded that all the members hereby elected to compose the Statutory Executive Board of the Company pursuant to item 6.1. above, (x) are residents and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) shall take office on February 10, 2021 by signing their respective Terms of Office and adhering to the arbitration clause referred to in Article 40 of the Novo Mercado Regulations; and (z) are not subject to any of the impediments provided for by law.

6.3.         To approve the appointment and reelection, as applicable, of the following Executive Officers, pursuant to Article 14 (s) of the Company's Bylaws, with a term of office of one (1) year from February 10, 2021:

(i)	as Executive Officer – Paper and Packaging, responsible for the paper and packaging business unit, Mr. FABIO ALMEIDA DE OLIVEIRA (CPF/MF (Individual Taxpayer Registration Number) No. 138.815.728-48 | ID No. 20.664.102-3 SSP/SP) Brazilian, married, business manager;

(ii)	as Executive Officer - Consumer Goods and Corporate Relations, responsible for consumer goods and, as from August 1st 2021, also for corporate relations, Mr. LUIS RENATO COSTA BUENO (CPF/MF (Individual Taxpayer Registration Number) No. 922.321.326-68 | ID No. M-6.089.284), Brazilian, married, mechanical engineer;

(iii)	as Executive Officer – China, Relations & Legal Management and Sustainability, responsible for the legal and corporate relations areas until July 31st 2021 and, as from August 1st 2021, responsible for the operations of the Company in China, except commercial, and also interim responsible for the sustainability area, Mr. PABLO FRANCISCO GIMENEZ MACHADO (CPF/MF (Individual Taxpayer Registration Number) No. 271.385.948-44 | ID No. 28.209.659-0 SSP/SP), Brazilian, married, lawyer; and

(iv)	as Executive Officer - New Business, responsible for the new business area, Mr. VINICIUS NONINO (CPF/MF (Individual Taxpayer Registration Number) under No. 138.815.728-48 | ID No. 20.664.102-3 SSP/SP) Brazilian, married, business manager.

6.3.1.       It is recorded that all Executive Officers hereby elected under item 6.3 above, (x) are resident and domiciled in the city of São Paulo, State of São Paulo, with their business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) shall take office on February 10, 2021, and (z) are not subject to any of the impediments provided for by law.

6.4.         To approve the appointment and reelection, as applicable, of the following Functional Officers, pursuant to Article 14 (s) of the Company's Articles of Incorporation, with a term of office of one (1) year from February 10, 2021:

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 10.02.2021 at 4:00 P.M.)

(i)	To the Information Technology Department, Mr. ANDELANEY CARVALHO DOS SANTOS (CPF/MF (Individual Taxpayer Registration Number) No. 960.933.747-34 | ID No. 06.085.676-2 SEPC/RJ), Brazilian, divorced, business manager;

(ii)	To the People & Management Department, Mr. ARGENTINO OLIVEIRA NETO, (CPF/MF (Individual Taxpayer Registration Number) No. 014.362.461-05| ID No. 4366608), Brazilian, married, business manager;

(iii)	To the Forestry Operations Department – North, Mr. DOUGLAS SEIBERT LAZARETTI (CPF/MF (Individual Taxpayer Registration Number) No. 000.736.650-70 | RG No. 20.643.036-51 SSP/RS), Brazilian, married, engineer;

(iv)	To the Paper Commercial Operations Department, Mr. GUILHERME MELHADO MIRANDA (CPF/MF (Individual Taxpayer Registration Number) No. 321.980.108-1 | ID/SP No. 43.743.771-1), Brazilian, married, business manager;

(v)	To the Marketing Department - Consumer Goods, Ms. KETY ADRIANA GONZALEZ DE AVILA (CPF/MF (Individual Taxpayer Registration Number) No. 232.121.398-11 | RNE No. V449325-Y), Venezuelan, married, engineer;

(vi)	To the Controllership and Financial Planning Departments, Mr. JOÃO VÍTOR ZOCCA MOREIRA (CPF/MF (Individual Taxpayer Registration Number) No. 098.823.137-95| ID No. 12.546.579), Brazilian, married, engineer;

(vii)	To the Pulp industrial Department - North, Mr. JOSÉ ALEXANDRE DE MORAES (CPF/MF (Individual Taxpayer Registration Number) No. 052.779.948-31 | ID No. 13.212.732 SSP/SP), Brazilian, married, engineer;

(viii)	To the Treasury Department, Mr. JÚLIO CESAR MACIEL RAMUNDO (CPF/MF (Individual Taxpayer Registration Number) No. 003.592.857-32 | ID No. 69.791.523 IFP/RJ), Brazilian, married, economist;

(ix)	To the Engineering Department, Mr. JÚLIO CÉSAR RODRIGUES DA CUNHA (CPF/MF (Individual Taxpayer Registration Number) No. 611.587.126-34 | ID No. 13.595.003-x SSP/SP), Brazilian, single, engineer;

(x)	To the Commercial Department - Consumer Goods, Mr. MARCOS PAULO LUPIANHES (CPF/MF (Individual Taxpayer Registration Number) No. 168.327.698-14 | ID 25.789.800-1), Brazilian, married, engineer;

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 10.02.2021 at 4:00 P.M.)

(xi)	To the Audit Department, Mr. MARIANO ZAVATTIERO (CPF/MF (Individual Taxpayer Registration Number) No. 213.154.408-14 | RNE W381634-0 CGPI/DIREX/DFP), Argentine, living in a domestic partnership, accountant;

(xii)	To the Pulp Industrial Department - South, Mr. PAULO RICARDO PEREIRA DA SILVEIRA (CPF/MF (Individual Taxpayer Registration Number) No. 347,892,940-72 | ID No. 5.014.825.854 SSP/RS), Brazilian, married, chemical engineer;

(xiii)	To the Logistics and Procurement Department, Mr. WELLINGTON ANGELO LOUREIRO GIACOMIN (CPF/MF (Individual Taxpayer Registration Number) No. 719.996.207-04 | ID No. 549.423 SPTC/ES), Brazilian, married, engineer.

6.4.1.      It is recorded that all Functional Officers hereby elected under item 6.4 above, (x) are resident and domiciled in the city of São Paulo, State of São Paulo, with their business address at Av. Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros, ZIPCODE 01452-919, (y) shall take office February 10, 2021, and (z) are not subject to any of the impediments provided for by law.

6.5.	The Board Members hereby ratify that the Statutory Executive Officers, the other Executive Officers and the Functional Officers elected or nominated on January 14th, 2020, had their mandates extended until the date the Officers (re)elected or (re)nominated in this Meeting take office, pursuant to the Corporations Law, therefore being such Officers’ acts, as representatives of the Company, hereby ratified.

7.             Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the directors present. Signatures. Presiding board: David Feffer – Chairman; Stefan Tosoko – Secretary. Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director), and Helio Lima Magalhães (Director).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, February 10, 2021.

Stefan Tasoko

Secretary